Exhibit (a)(12)
Screenshot of Election Confirmation Statement
Apollo Group. Inc. Election Confirmation Statement Date 06/12/2007 04:28:04 PM PST Dear ADMIN USER
Employee ID 123 Your Apollo Group, Inc. Stock Options Tender Offer election has been recorded as follows : Fair Market Value of Apollo Number of Group Class TotalOption Shares A Common Amend Exercise Number of Eligible for Stock on Entire
Original Option Price Per Exercisable Tender Offer Revised Revised Eligible
Grant Date Number Share Shares Amendment Grant Date Grant Date Portion
Sep 21, 2001 001856 $23.331,000 500 Dec 31, 2001 $3001 —— -— — Jan 02,2002 004571 $23.32500 100 Jan 23, 2002 $29.41 —— -— — Aug 06, 20041 009568 $71.25 250 10 sep 23, 2004 $72.40 —— -— —
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